Add 6/8/2004

04016762

TATES
ANGE COMMISSION
D.C. 20549

VF 6-3-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/02/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific International Securities (U.S.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 - 666 Burrard Street
(No. and Street)

Vancouver (City) B.C. Canada (State) V6C 3N1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Andrew Murray (604) 664-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellis Foster Chartered Accountants
(Name – *if individual, state last, first, middle name*)

1650 West 1st Avenue (Address) Vancouver (City) B.C. (State) V6J 1G1 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

RECEIVED JUN 01 2004 181 SECTION WASH. D.C. PROCESSING

PROCESSED JUN 10 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific International Securities (U.S.) Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Signature

Chief Financial Officer
Title

Notary Public

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Annual Audited Report

March 31, 2004

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Financial Statements
(U.S. Dollars)

March 31, 2004

Index

ELLIS FOSTER
CHARTERED ACCOUNTANTS
1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Email: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholder of

Pacific International Securities (U.S.) Inc.

We have audited the statements of financial condition of **Pacific International Securities (U.S.) Inc.** as at March 31, 2004 and the statement of income, stockholder's equity, and changes in financial condition for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Pacific International Securities (U.S.) Inc. became a registrant with the National Association of Securities Dealers, Inc. (the "NASD") on December 2, 2003. In accordance with the filing requirements of the NASD, the Company is required to present its financial statements for the period commencing from the registration date to its fiscal year-end (note 2).

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2004 and the results of its operations, and changes in financial condition, for the period then ended in accordance with generally accepted accounting principles of the United States of America except as noted above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellis Foster

Vancouver, B.C., Canada
April 23, 2004

Chartered Accountants

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Statement of Financial Condition
March 31, 2004
(U.S. Dollars)

ASSETS

Cash	$	1,425,910
Accounts receivable		23,200
Due from clients		763,242
Due from broker and dealer		467,315
	$	2,679,667

LIABILITIES AND STOCKHOLDER'S EQUITY

Current		
Accounts payable and accrued liabilities	$	15,901
Due to clients		467,315
Due to broker and dealer		763,242
Income taxes payable		70,600
		1,317,058
Stockholder's equity		
Common stock (note 4)		1,225,100
Retained earnings		137,509
Total stockholder's equity		1,362,609
	$	2,679,667

Approved by the Directors: ______________________ Director ______________________ Director

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Statement of Income
Period from December 2, 2003 to March 31, 2004
(U.S. Dollars)

Income		
Institutional sales	$	203,261
Private placements		882,203
Other		2,954
		1,088,418
Variable compensation		505,981
Contribtuion to overhead		582,437
Expenses		
Advertising, entertainment and promotion		2,452
Audit and legal		208,580
Clearing fees		72,314
Data processing		2,298
Memberships		25,572
Miscellaneous		12,308
Postage, stationary and office		8,082
Premises rental		7,954
Research fees		28,425
Trading fees		8,121
		376,106
Income before income taxes		206,331
Income taxes		69,565
Net income for the period	$	136,766

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Statement of Changes in Financial Condition
Period from December 2, 2003 to March 31, 2004
(U.S. Dollars)

Cash flows from operating activities		
Net income for the period	$	136,766
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Increase in amounts due from clients		(763,242)
Increase in amounts due from broker and dealer		(467,315)
Increase in accounts receivable		(23,200)
Increase in amounts due to clients		467,315
Increase in amounts due to broker and dealer		763,242
Increase in accounts payable and accrued liabilities		15,901
Increase in income taxes payable		70,600
Net cash provided by operating activities		200,067
Cash flows provided by financing activities:		
Issuance of share capital		1,000,000
Net increase in cash during the period		1,200,067
Cash position, beginning of period		225,843
Cash position, end of period	$	1,425,910

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Statements of Changes in Stockholder's Equity
Period from December 2, 2003 to March 31, 2004
(U.S. Dollars)

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at December 2, 2003	225,100	$ 225,100	$ 743	$ 225,843
Issuance of share capital	1,000,000	1,000,000	-	1,000,000
Net income, period ending March 31, 2004	-	-	136,766	136,766
Balance at March 31, 2004	1,225,100	$ 1,225,100	$ 137,509	$ 1,362,609

(U.S. Dollars)

1. Nature of Operations

Pacific International Securities (U.S.) Inc. is a broker/dealer registered under the Securities Exchange Act of 1934 and incorporated under the laws of British Columbia, Canada on January 13, 2003.

2. Basis of Presentation

Pacific International Securities (U.S.) Inc. became a registrant with the National Association of Securities Dealers, Inc. (the "NASD") on December 2, 2003.

To the date of registration, the Company had earned $743 of interest revenue on $225,100 raised from the issuance of 225,100 common shares. NASD regulations require that these financial statements disclose the results of operations, changes in financial position and changes in stockholders' equity from the date of registration to the Company's period-end of March 31, 2004. Accordingly, the statements of income, changes in financial position and changes in stockholders' equity have been prepared for the period from December 2, 2003 to March 31, 2004 and report beginning retained earnings and share capital of $743 and $225,100 respectively.

3. Significant Accounting Policies

(a) Financial Instruments

The Company's financial instruments consist of cash, amounts due from(to) clients, accounts receivable, amounts due from(to) broker and dealer, amounts due to the Company's parent, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(U.S. Dollars)

4. Common Stock

Authorized:

100,000,000 common shares without par value

Issued and outstanding:

1,225,100	common shares	$ 1,225,100

5. Related Party Transactions

During the period ended March 31, 2004, the Company paid $108,860 in fees and $7,954 in premises rental to its parent company, Pacific International Securities Inc.

At March 31, 2004, amounts due from(to) broker and dealer include $467,315 and $763,242 respectively due from(to) Pacific International Securities Inc.

At March 31, 2004, accounts payable include $5,979 due to Pacific International Securities Inc.

6. Concentrations

For the period ended March 31, 2004, two customers, each of whom accounted for more than 10% of the Company's Commission and private placement revenue, accounted for approximately $880,725 of commission and private placement revenue.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital.

Pacific International Securities (U.S.) Inc. follows the primary (aggregate indebtedness) method under rule 15c3-1 with K(2)(i) exemption which requires it to maintain minimum net capital of the greater of $100,000 and one-eighth of aggregate indebtedness in its first year of operations. The Company had net capital at March 31, 2004 of $1,299,021 representing an excess of $1,134,389 over the required minimum of $164,632.

SCHEDULE 1
FOCUS REPORT - PART I I A
Computation of Net Capital

As of 03 / 31 / 04

Firm Name : PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Firm ID : 127404

1	Total Ownership Equity (o /e)		1,362,609
2	Deduct o / e not allowable for net capital		
3	Total o / e qualified for net capital		1,362,609
4	Add:		
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
	NASD Rule 3020 (b) (2)	(37,487)	
	Aged Fail to Deliver	(2,901)	(40,388)
5	Total cap & allowable subloans		1,322,221
6	Deductions &/or charges		
A	Total non-allowable assets		(23,200)
B	Secured demand note deficiency		
C	Cap charges for spot & commodity futures		
D	Other deductions & / or charges		
7	Other additions & / or allowable credits		
	Description	Amount	
8	Net capital before haircuts		1,299,021
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment sec:		
	1 Exempted securities		
	2 Debt securities		
	3 Options		
	4 Other securities		
D	Undue concentration		
E	Other		
	Description	Amount	
10	Net Capital		1,299,021

SCHEDULE 1 (CONTINUED)
FOCUS REPORT - PART I I A
Computation of Net Capital

As of 03 / 31 / 04

Firm Name : PACIFIC INTERNATIONAL SECURITIES (U.S.) INC. **Firm ID : 127404**

11	Minimum net capital required (based on Aggregate Indebtedness)	164,632
12	Minimum Dollar Requirement	100,000
13	Net Cap reqmt (greater of line 11 or 12)	164,632
14	Excess Net Capital	1,134,389
15	Excess net cap @ 1000% (net cap - 10% of AI)	1,167,315

Computation of Aggregate Indebtedness

16	Total AI Liab from Statement of Financial Condition		1,317,058
17	Add:		
A	Drafts for immediate credit		
B	Mkt. val of sec borrowed where no equiv. value is paid or credited		
C	Other unrecorded amounts		
	Description	Amount	
19	Total Aggregate Indebtedness		1,317,058
20	Ratio of AI/NC		101%
21	Percentage of debt to debt equity		0%

SCHEDULE 2: Other Representations

As of 03 / 31 / 04

Firm Name: PACIFIC INTERNATIONAL SECURITIES (U.S.) INC. **Firm ID: 127404**

Schedule: Computation of determination of Reserve Requirements Pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2004. Pacific International Securities (U.S.) Inc. is exempt from 15c3-3, due to the K(2)(i) exemption.
As a result, the schedule is not included as part of the annual audit report.

Schedule: Information Relating to the Possession or control Requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2004. Pacific International Securities (U.S.) Inc. is exempt from 15c3-3, due to the K(2)(i) exemption.
As a result, the schedule is not included as part of the annual audit report.

Schedule: Report Describing Any Material Inadequacies Found to Exist Since the Date of the Last Audit

This particular report is not applicable to the above firm as at March 31, 2004. The firm registered with NASD on December 2, 2003, therefore this is the first period subject to an annual audit.

PACIFIC INTERNATIONAL SECURITIES (U.S.) INC.

Schedule 3: Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

March 31, 2004

The Board of Directors
Pacific International Securities (U.S.) Inc.
Vancouver, B.C.

In planning and performing our audit of the financial statements and accompanying information of Pacific International Securities (U.S.) Inc. (the "Company"), for the period ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United

States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate for the period ended March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ellis Foster

Vancouver, B.C., Canada
April 23, 2004

Chartered Accountants